Filed by Nuveen Multi-Asset Income Fund (Commission File No. 333-256163)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Diversified Dividend and Income Fund (Commission File No. 811-21407)

Nuveen Tax-Advantaged Dividend Growth Fund (Commission File No. 811-22058)

Nuveen Tax-Advantaged Total Return Strategy Fund (Commission File No. 811-21471)

Nuveen Diversified Dividend and Income Fund (JDD)

Nuveen Tax-Advantaged Dividend Growth Fund (JTD)

Nuveen Tax-Advantaged Total Return Strategy Fund (JTA)

Your vote makes a difference. Please vote TODAY!

Shareholder Name

Address

Address

Address

    Reference Number:

URGENT NOTICE – UPCOMING SHAREHOLDER MEETING

Dear Shareholder:

We mailed you proxy materials outlining an important proposal for your Fund(s).

After careful consideration, your Fund’s Board recommends that you vote FOR the proposal.

We urge you to vote before August 19, 2021, the date of your Fund’s

Special Shareholder Meeting.

Voting takes only a few minutes and can be done over the phone. Please call:

1- 866-209-5914 (toll-free)

Hours:     10:00 a.m. - 11:00 p.m. (ET) – Monday through Friday

                12:00 p.m. - 6:00 p.m. (ET) – Saturday

You will connect with a representative of Computershare, the firm helping your Fund gather votes, who will:

●	Use the reference number above to locate your voting record.
●	Take your vote over the phone, quickly and easily – it only takes a few moments.
●	Ensure the line is recorded for your protection.
●	Send you a confirmation of your vote by mail.

Thank you for your consideration of this proposal and for investing with Nuveen Funds.

Sincerely,

Mark L. Winget

Vice President and Secretary